Fourth Quarter and Full Year 2015 - Earnings Call March 15, 2016 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, the possibility that Constellium joint venture expansion with UACJ may have terms that differ materially from those currently contemplated, the possibility that a secured bond offering will not ultimately be completed or will be completed on more restrictive terms than expected, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Pierre Vareille Chief Executive Officer

Shipments of 1.5 million metric tons, up 39% Revenue of €5.2 billion, up 41% 2015 Adjusted EBITDA of €343 million, up 25% from €275 million in 2014, driven by the acquisition of Wise, the recovery of the Aerospace and Transportation segment (A&T) and a record performance in the Automotive Structures and Industry (AS&I) segment P&ARP results of €183 million in Adjusted EBITDA, up 55%; Wise Metals contributed €68 million in Adjusted EBITDA A&T Adjusted EBITDA of €103 million, up 14% and 2015 Adjusted EBITDA per ton improved to €445, up 17% Record AS&I results of €80 million in Adjusted EBITDA, up 11% Improved year-end leverage to below 5x and liquidity to €733 million from Q3 2015 2015 Highlights (FY 2015 vs FY 2014)

Packaging and Automotive Rolled Products Segment Muscle Shoals results in line with prior guidance, run-rate of €13 million in synergies achieved by end of 2015. Wise now fully-integrated into P&ARP segment, no separate guidance going forward Continued excellent operational performance at Neuf-Brisach P&ARP investments in Body-in-White projects: - on schedule in both Neuf-Brisach, France and Bowling Green, Kentucky - expected to begin pre-qualification production in mid-2016 as planned and ramp-up in 2017 Segment Outlook/Mix Constellium Recent Developments Shipments of 1,035 kt in 2015 up 67% from 620 kt in 2014 Packaging shipments of 880 kt, up 78% Automotive rolled products shipments of 88 kt, up 16%

Aerospace and Transportation Segment Total shipments of 231 kt down 3%, Aerospace shipments of 116 kt up 8%, Transportation shipments of 115 kt down 11% Solid demand in Aerospace market with majority of business under long-term contracts Recovery in Aerospace Adjusted EBITDA and Adjusted EBITDA per ton Record Adjusted EBITDA at Ravenswood in 2015 New pusher furnace capacity on schedule for start of production by the end of the year as previously announced Continued focus towards high added value products Segment Outlook/Mix Constellium Recent Developments

Automotive Structures and Industry Segment Total segment shipments up 2% to 212 kt, mainly driven by solid demand in automotive extruded products up to 97 kt, representing 46% of segment Demand for automotive applications remains strong and is growing Record year for Adjusted EBITDA and Adjusted EBITDA per ton mainly attributable to automotive structures business, particularly in North America Strong orders driving new plant in Bartow County, Georgia Decin facility expansion on track as planned Segment Outlook/Mix Constellium Recent Developments

Didier Fontaine Chief Financial Officer

2015 Adjusted EBITDA vs 2014 € millions Solid performance in A&T and AS&I in Adjusted EBITDA while performance of P&ARP includes integration of Muscle Shoals offset by higher H&C

Q4 2015 Adjusted EBITDA vs Q4 2014 € millions Solid performance in A&T and AS&I in Adjusted EBITDA while performance of P&ARP includes integration of Muscle Shoals

Shipments: 620kt 1,035kt +67% 2015 Segment Performance vs 2014 12 Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€) +11% AS&I Shipments: 208kt 212kt +2% +14% A&T Shipments: 238kt 231kt(3)% +17% +8% P&ARP +55% (7)%

Shipments: 142kt 239kt +67% Q4 2015 Segment Performance vs Q4 2014 13 Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€) +14% AS&I Shipments: 51kt 48kt (7)% +55% A&T Shipments: 55kt 50kt(8)% +68% +23% P&ARP +58% (6)%

Positive Adjusted Free Cash Flow € millions Year ended Dec 31, 2015 Year ended Dec 31, 2014 Cash flow from operating activities (*) 511 212 Margin calls included in cash flow from operating activities (1) (11) Cash flow from operating activities excluding margin calls 510 201 Capital expenditure (350) (199) Adjusted Free Cash Flow 160 2 Greater cash flow from operating activities more than offsets higher capital expenditures (*) Cash flow from operating activities includes a positive impact from non-recourse sales of receivables of €335 million when compared to the prior year

€ millions December 31, 2015 September 30, 2015 Total Debt (*) 2,175 2,119 Cash and Cash Equivalents 472 331 Net Debt 1,703 1,788 Liquidity (**) 733 577 Liquidity (*) Including fair value of cross currency interest swap and cash pledged for issuance of guarantees (**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities Improved liquidity from prior quarter (includes €145 million RCF)

Pierre Vareille Chief Executive Officer

Addressing Investor Concerns Investor Concerns What we are doing Reducing leverage Year-end 2015 leverage below 5x Increasing liquidity Increased liquidity to €733 million at the end of 2015 Expect to launch a secured corporate bond offering of approximately $400 million De-risking North American BiW strategy Strategic agreement with UACJ, changing competitive landscape Reducing North American BiW upstream investments; total costs of $620 million down to approximately $340 million through expanded JV

Constellium’s Strategic Review Confirm Muscle Shoals as a future supplier of Body-in-White substrate Muscle Shoals remains a strategically important asset and will supply 51% of the substrate required for the expanded JV Company recorded a €400 million impairment charge on Wise assets driven by the performance of the can business in North America Reduced Capital Investment Plan Reduced upstream North American BiW investments by $110 million JV sharing costs of two previously announced finishing lines, for a total of 3 lines in the U.S. Constellium’s North American BiW investment falls from $620 million to approximately to $340 million; ~$170 million upstream and ~$170 million in finishing Expect to launch approximately $400 million secured corporate bond offering Pre-fund €100 million of capital expenditures at Muscle Shoals Enhance liquidity

Update on Constellium Capex Plan

Capex Overview

Significant reduction in anticipated growth capex through 2021 from original $750 million for BiW in North America announced in October 2014 following the acquisition of Wise

- In October 2015, Constellium revised its capex estimate to $620 million
- Planned agreement to share investments in the finishing lines with UACJ enables Constellium to reduce its estimated capital requirement to fund BiW investments in the U.S. to approximately $340 million

Total CSTM Investment Plans



BiW Expansion Investment = = $340mm (€309mm)
€ 350
€ 25
€ 132
€ 193
€ 350
€ 58
€ 103
€ 189
€ 250
€ 50
€ 77
€ 123
€ 225
€ 68
€ 28
€ 130
€ 220
€ 28
€ 63
€ 130
€ 220
€ 43
€ 47
€ 130
€ 215
€ 37
€ 49
€ 130
2015
2016
2017
2018
2019
2020
2021
Recurring
Other Growth
BiW Expansion Investment

Total Investments at Muscle Shoals and JV

- Total investments at Muscle Shoals and the JV include both maintenance and growth capex
- Investments at Muscle Shoals include investments at Wise Alloys and other Constellium legal entities



€ 115
€ 44
€ 71
€ 131
€ 37
€ 94
€ 76
€ 21
€ 55
€ 131
€ 38
€ 93
€ 58
€ 16
€ 42
€ 74
€ 43
€ 31
€ 68
€ 38
€ 30
2015
2016
2017
2018
2019
2020
2021
CSTM Investments at Muscle Shoals
CSTM Investments at JV

Note: FX rate of 1.10.

Fourth Quarter 2015 – Earnings Call 19

Key Recent Development

Expansion of Existing Joint Venture

Overview of Expanded Joint Venture

- Constellium and UACJ plan to expand their Joint Venture to establish a leadership position in the growing North America Body-in-White market*
- By joining forces, the Joint Venture is expected to become a leading player in the North American BiW market, combining strengths in technology, know-how and customer relationships
- Replaces previously announced plans to develop auto sheet capacity in the U.S.
- The overall upstream cost optimization, coupled with the sharing of investments in the finishing lines with UACJ, will enable Constellium to reduce its estimated capital requirement to fund part of its BiW investments in the U.S.


UACJ / Tri-Arrows
Constellium
Can Stock
49% Substrate
51% Substrate
Joint Venture
BiW Automotive Customers

Capex Bridge to $340mm of BiW Investments


In USD m
$620
$(112)
$(168)
$340
BiW Expansion Investment (Previously Disclosed)
Upstream savings & Others
Investments sharing
BiW Expansion Investment (After JV Extension)
In €m
€563
€(102)
€(153)
€309

Note: FX rate of 1.10.

** The expansion of the joint venture is subject to board approval by each party and the negotiation and execution of definitive documentation.*

Fourth Quarter 2015 – Earnings Call 20

Key Takeaways 2015 Shipments, Revenues and Adjusted EBITDA, up +39%, +41% and +25%, respectively, compared to 2014 Recovery in A&T with Adjusted EBITDA per ton improved to €445 in 2015 and record performance in AS&I Body-in-White expansion projects in Europe and in the U.S. on target for pre-qualification production in the middle of 2016 and ramp-up in 2017 New capacity at A&T and AS&I starting ramp-up in 2016 Reduction in North American BiW investment to approximately $340 million; Strategic move with UACJ to establish the joint venture as a leading player in North American market with a total of 3 lines in the U.S. Expect to launch a secured corporate bond offering of approximately $400 million CM2 (€m) Packaging rolled products 375 Automotive rolled products - BiW 47 47 Automotive rolled products - Other 19 19 Other 49 P&ARP 490 Automotive Structures 106 106 Automotive Extrusions 34 34 Other Soft Alloys excl. Auto 27 Hard Alloys, Large Profile and Other excl. Auto 88 AS&I 255 Aero Airware 46 46 Aero non Airware 274 274 Industry and Defense 40 Transportation and Other 41 A&T 401 H&C other (1) Total 1 145 526

Q & A

Appendix

Shipments by Product Line (000’s metric tons) 2015 2014 Change Aerospace rolled products 116 108 8% Transportation, industry and other rolled products 115 130 (11%) Packaging rolled products 880 494 78% Automotive rolled products 88 76 16% Specialty and other thin-rolled products 67 50 34% Automotive extruded products 97 89 8% Other extruded products 115 119 (3%) Eliminations and other (0) (4) (100%) Total 1,478 1,062 39% k metric tons Total Automotive products increased 12% to 185kt or 13% of 2015 shipments, up from 16% in 2014

IFRS – Income Statement € millions Three months ended Dec 31, 2015 Three months ended Dec 31, 2014 Revenue 1,122 936 Loss from operations (418) (10) Other expenses - 1 Finance costs – net (36) (12) Share of loss of joint-ventures (1) (1) Loss before income taxes (455) (22) Net income from discontinued operations - - Income tax benefit 26 6 Net loss (429) (16)

IFRS – Income Statement € millions Year ended Dec 31, 2015 Year ended Dec 31, 2014 Revenue 5,153 3,666 (Loss) / income from operations (426) 150 Other expenses - - Finance costs – net (155) (58) Share of loss of joint-ventures (3) (1) (Loss) / Income before income taxes (584) 91 Net income from discontinued operations - - Income tax benefit / (expense) 32 (37) Net (loss) / income (552) 54

IFRS – Statement of Financial Position € millions December 31, 2015 December 31, 2014 Non-current assets 2,166 955 Current assets 1,449 2,057 Assets held for sale 13 0 Total Assets 3,628 3,012 Equity (540) (37) Non-current liabilities 2,962 1,994 Current liabilities 1,193 1,055 Liabilities held for sale 13 0 Total Equity and Liabilities 3,628 3,012

Net Debt Reconciliation € millions December 31, 2015 December 31, 2014 Borrowings 2,233 1,252 Fair value of cross currency interest rate swap (47) (29) Cash and cash equivalents (472) (991) Cash pledged for issuance of guarantees (11) (10) Net Debt 1,703 222

Adjusted Free Cash Flow Reconciliation € millions Three months ended Dec 31, 2015 Three months ended Dec 31, 2014 Cash flow from operating activities 267 90 Margin calls included in cash flow from operating activities - - Cash flow from operating activities excluding margin calls 267 90 Capital expenditure (102) (72) Adjusted Free Cash Flow 165 18

Reconciliation net income  € millions Three months ended December 31, 2015 Three months ended December 31, 2014 Year ended December 31, 2015 Year ended December 31, 2014 Net income / (loss) (429) (16) (552) 54 Income tax (benefit) / expense (26) (6) (32) 37 (Loss) / income before income tax (455) (22) (584) 91 Finance costs - net 36 12 155 58 Other expenses - (1) - - Share of loss / (profit) of joint-ventures 1 1 3 1 (Loss) / income from operations (418) (10) (426) 150 Depreciation and amortization 41 17 140 49 Unrealized losses / (gains) from remeasurement of monetary assets and liabilities - - 3 (1) Unrealized (gains) / losses on derivatives (8) 24 20 53 (Gains) / losses on disposal and assets classified as held for sale (2) 1 5 5 Restructuring costs 2 5 8 12 Impairment 435 - 457 - Start-up and development costs 2 5 21 11 Wise acquisition costs 3 32 14 34 Wise one-time costs related to the acquisition - - 38 - Ravenswood OPEB plan amendments 1 - 5 (9) Manufacturing system and process transformation costs 5 - 11 1 Swiss pension settlements - (6) - (6) Income tax contractual reimbursements - (8) (8) Metal price lag 12 (11) 34 (27) Share Equity Plans 2 - 7 4 Other 1 2 6 7 Adjusted EBITDA 76 51 343 275 Fourth Quarter 2015 – Earnings Call 30